FORM 4                                              OMB APPROVAL
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                                                    OMB NUMBER:  3235-0287
                                                    Expires:  January 31, 2005
                                                    Estimated average burden
                                                    hours per response 0.5
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                UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549

                  STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

    Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
       Section 17(a) of the Public Utility Holding Company Act of 1935 or
               Section 30(h) of the Investment Company Act of 1940

[ ] Check box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue. See Instructions 1(b)
(Print or Type Response)

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1.   Name and Address of Reporting Person*

    WALKER                           S.                  NICHOLAS
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   (Last)                           (First)             (Middle)

     125 RUE DE PARADIS
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                                    (Street)

     76530 YVILLE SUR SEINE, FRANCE
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   (City)                           (State)              (Zip)


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2.   Issuer Name and Ticker or Trading Symbol


     THE CRONOS GROUP      (CRNS)

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3.   I.R.S. Identification Number of Reporting Person, if an entity (Voluntary)



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4.   Statement for Month/Day/Year

     OCTOBER 1, 2002

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5.   If Amendment, Date of Original (Month/Day/Year)


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6.   Relationship of Reporting Person to Issuer
     (Check all applicable)

     [X]  Director                             [ ]  10% Owner
     [ ]  Officer (give title below)           [ ]  Other (specify below)

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7.   Individual or Joint/Group Filing (Check Applicable Line)

     [X]  Form filed by One Reporting Person
     [ ]  Form filed by More than One Reporting Person
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           Table I -- Non-Derivative Securities Acquired, Disposed of,
                              or Beneficially Owned
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                                                                                                 5.             6.
                                                                 4.                              Amount of      Owner-
                                      2.A.                       Securities Acquired (A) or      Securities     ship
                                      Deemed        3.           Disposed of (D)                 Beneficially   Form:     7.
                    2.                Execution     Transaction  (Instr. 3, 4 and 5)             Owned Follow-  Direct    Nature of
                    Transaction       Date,         Code         ------------------------------- ing Reported   (D) or    Indirect
1.                  Date              if any)       (Instr. 8)                   (A)             Transaction(s) Indirect  Beneficial
Title of Security   (Month/           (Month/       ------------     Amount      or     Price    (Instr. 3      (I)       Ownership
(Instr. 3)          Day/Year)         Day/Year)      Code     V                  (D)             and 4)         (Instr.4) (Instr. 4)
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COMMON SHARES       03/31/02                         A        V      3,811       A      $4.02    17,149         D
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COMMON SHARES       06/30/02                         A        V      4,780       A      $3.47    21,929         D
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COMMON SHARES       10/01/02                         A               4,236       A      $3.91    26,165         D
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Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.

*    If the Form is filed by more than one reporting person, see Instruction
     4(b)(v).

FORM 4
(continued)

 Table II -- Derivative Securities Acquired, Disposed of, or Beneficially Owned
         (e.g., puts, calls, warrants, options, convertible securities)

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                                                                                                          9.
                                                                                                          Number    10.
                                                                                                          of        Owner-
                                                                                                          Deriv-    ship
                                                                                                          ative     Form
            2.                                                                                            Secur-    of
            Conver-                            5.                              7.                         ities     Deriv-   11.
            sion                               Number of                       Title and Amount           Bene-     ative    Nature
            or                                 Derivative    6.                of Underlying     8.       ficially  Secur-   of
            Exer-           3A.        4.      Securities    Date              Securities        Price    Owned     ity:     In-
            cise    3.      Deemed     Trans-  Acquired (A)  Exercisable and   (Instr. 3 and 4)  of       Follow-   Direct   direct
            Price   Trans-  Execution  action  or Disposed   Expiration Date   ----------------  Deriv-   ing Re-   (D) or   Bene-
1.          of      action  Date, if   Code    of(D)         (Month/Day/Year)            Amount  ative    ported    In-      ficial
Title of    Deriv-  Date    Any        (Instr. (Instr. 3,    ----------------            or      Secur-   Transac-  direct   Owner-
Derivative  ative   (Month/ (Month/    8)      4 and 5)      Date     Expira-            Number  ity      tion(s)   (I)      ship
Security    Secur-  Day/    Day/       ------  ------------  Exer-    tion               of      (Instr.  (Instr.   (Instr.  (Instr.
(Instr. 3)  ity     Year)   Year)      Code V   (A)   (D)    cisable  Date     Title     Shares  5)       4)        4)       4)
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Explanation of Responses:

SEE ATTACHMENT

/s/ S. Nicholas Walker                                         10-03-2002
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      **Signature of Reporting Person                             Date

By /s/ Elinor A. Wexler
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       Elinor A. Wexler
       Attorney-in-Fact


** Intentional misstatements or omissions of facts constitute Federal Criminal Violations.

See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note:  File three copies of this Form, one of which must be manually signed.
       Note: If space is insufficient, see Instruction 6 for procedure.


POTENTIAL PERSONS WHO ARE TO RESPOND TO THE COLLECTION OF INFORMATION CONTAINED IN THIS FORM ARE NOT REQUIRED TO RESPOND UNLESS THE FORM DISPLAYS A CURRENTLY VALID OMB NUMBER.

EXPLANATION OF RESPONSES

Walker, S. Nicholas
The Cronos Group (CRNS)
Form 4, dated October 3, 2002


         The common shares reported on this Form 4 will be acquired by the reporting person upon settlement of stock units granted to the reporting person on the dates indicated in column 2 of Table I under the issuer's Non-Employee Directors' Equity Plan (the "Plan"). The number of stock units received by the reporting person equals the cash compensation he elected to receive in the form of stock units as a director of the issuer, multiplied by 125%, with the resultant product divided by the average of the fair market value of a share of the issuer's common stock determined for the 20 trading days immediately preceding the date that the cash compensation would otherwise have been payable to the reporting person. The number of shares thus determined for the reporting person for the period ending on the date indicated in column 2 is set forth in the "amount" column of column 4 of Table I, and the "price" used to determine the number of common shares granted to the reporting person is set forth in the price column of column 4 of Table I. The amount of securities beneficially owned by the reporting person (column 5) is as of the date reported in column 2.

         The Plan was approved by the shareholders of the issuer at the 2000 annual meeting of shareholders held January 10, 2001, and a copy of the Plan was included as Appendix A to the issuer's Proxy Statement, filed with the Commission on December 5, 2000, as amended on December 6, 2000, for the issuer's 2000 annual meeting of shareholders.